Exhibit 99.1

Trecora Resources Comments on Letter from Ortelius Advisors

SUGAR LAND, Texas, March 23, 2022 – Trecora Resources (“Trecora” or the “Company”) (NYSE: TREC), a leading provider of specialty hydrocarbons and waxes, today issued the following statement regarding Ortelius Advisors’ (“Ortelius”) letter to Trecora stockholders yesterday:

“Trecora’s Board of Directors and management team are focused on delivering value for our shareholders. While we are confident that the Company is positioned for strong, profitable growth, we also remain open to exploring all value-enhancing opportunities.

To that end, we have spoken with the principal of Ortelius on dozens of occasions over the past eighteen months and have considered his input seriously and objectively. In those conversations, Ortelius has made a wide assortment of claims and proposals. At various times, Ortelius has wanted us to:

•	Enter into exclusive negotiations with Ortelius to sell it the Company (even though Ortelius did not indicate a buyout price or demonstrate that it had adequate financing);

•	Support Ortelius in issuing a mini-tender offer to buy additional shares in the Company;

•	Allow Ortelius to buy more than 15% of Trecora stock and waive the protections afforded to our other shareholders under Delaware corporate law;

•	Have the Company conduct a Dutch-tender to buy our own stock while Ortelius also buys stock through a tender or in the open market;

•	Add three new directors to the Board;

•	Replace six directors on the Board; and

•	Add three directors and remove two directors from the Board.

Ortelius has also suggested several permutations of those ideas at various times.

Despite professing an interest in buying all of Trecora (or a substantial minority interest in Trecora) at different times over the last eighteen months, Ortelius has never submitted an indication of value and has, oddly, refused to even sign a standard non-disclosure agreement so that the Company could provide Ortelius with the information it would seemingly need to make such a proposal.

Ortelius now publicly claims to have a “plan to improve operating and financial performance.” However, if this plan does exist, Ortelius has yet to share it with Trecora’s Board or management team despite having had ample opportunity to do so.

Nevertheless, Trecora’s Board and management team have continued to engage constructively with Ortelius in good faith. In the Fall, for example, the Board interviewed three Ortelius director candidates and offered to appoint one of them to the Board, without even requesting a typical standstill. Ortelius curiously rejected this offer.

Last month, Ortelius surprised us again by indicating its intention to nominate six directors to our seven-person Board. Ortelius appears now to be seeking to do at the ballot box what it has been, so far, unable and unwilling to do with a checkbook: acquire control of the Company without competition from other parties.

Earlier this month, in an effort to avoid a costly and disruptive proxy contest, two of the Company’s independent directors further engaged with the principal of Ortelius in order to find an amicable resolution. During this conversation, Ortelius suggested another new proposal, asking to seat three of its director candidates and for the Board to waive certain protective provisions of Delaware law, which would enable Ortelius to buy the Company later without customary protections for other shareholders. Despite this new request that again appears to favor only Ortelius’ interests, the Trecora Board has begun the process of interviewing two of the latest director candidates that Ortelius has recommended to the Board, in an attempt to find a resolution that is in the best interest of all shareholders.

In short, Ortelius’ assertion in its letter that the Board has “refused to genuinely engage” is simply false. Trecora’s Board and management team have had dozens of interactions with Ortelius and considered almost as many new and seemingly impulsive ideas from Ortelius. Most of these suggestions do not appear to be about creating value for all our shareholders but rather aimed at providing Ortelius a special, substantial economic interest in Trecora, or control of Trecora, without Ortelius providing a premium to other shareholders.

The Trecora Board will carefully review and evaluate the Board candidates proposed by Ortelius and will present its recommendations regarding the director election in the Company’s definitive proxy statement to be filed with the U.S. Securities and Exchange Commission. The Company has not yet announced the date of its 2022 Annual Meeting of Stockholders.”

Shareholders are not required to take any action at this time.

About Trecora Resources (TREC)

TREC owns and operates a specialty petrochemicals facility specializing in high purity hydrocarbons and other petrochemical manufacturing and a specialty wax facility, both located in Texas, and provides custom processing services at both facilities.

Important Additional Information

Trecora, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with the Company’s 2022 Annual Meeting of Stockholders. The Company intends to file a proxy statement and BLUE proxy card with the U.S. Securities and Exchange Commission (“SEC”) in connection with any such solicitation of proxies from the Company’s stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING BLUE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. The Company’s definitive proxy statement for the 2021 Annual Meeting of Stockholders contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company’s securities. Information regarding subsequent changes to their holdings of the Company’s securities can be found in the SEC filings on Forms 3, 4 and 5, which are available on the Company’s website at https://ir.trecora.com by selecting the “SEC Filings” link or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings, including the Company’s definitive proxy statement for the 2021 Annual Meeting of Stockholders and its Annual Report on Form 10-K for the year ended December 31, 2021. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2022 Annual Meeting of Stockholders. Stockholders will be able to obtain the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge on the Company’s website at https://ir.trecora.com by selecting the “SEC Filings” link.

Investor Relations Contact

Jeremy Hellman, CFA

(212) 836-9626

jhellman@equityny.com